

Corey Epstein · 2nd

CEO + Founder @ VoyageSMS

Los Angeles, California · 500+ connections · Contact info

 Voyage Mobile, Inc

 UCLA Anderson Scho
Management

Experience



Founder + CEO
Voyage Mobile, Inc
Jan 2019 – Present · 1 yr 3 mos
Greater Los Angeles Area



Co-Founder, Board Member
DSTLD
Sep 2012 – Feb 2019 · 6 yrs 6 mos
Los Angeles

    



Senior Consultant
Deloitte
Aug 2011 – Oct 2012 · 1 yr 3 mos
Los Angeles, CA

Web Designer & Developer
Corey Michael Studio

Aug 2005 – Aug 2009 · 4 yrs 1 mo
Santa Monica, CA



Founder
303 Magazine
Feb 2003 – May 2005 · 2 yrs 4 mos
Greater Denver Area

Education



UCLA Anderson School of Management
MBA, Strategy
2009 – 2011



Loyola Marymount University, College of Business Administration
BBA, Business Law
2007 – 2009
Activities and Societies: Beta Gamma Sigma

Business Law Program Scholar 2009
Magna Cum Laude

Skills & Endorsements

Strategy · 65

 Endorsed by **Oksana H. and 2 others who are highly skilled at this**

 Endorsed by **6 of Corey's colleagues at DS**

Start-ups · 40

 Endorsed by **Mark Thomas Lynn and 1 other who is highly skilled at this**

 Endorsed by **4 of Corey's colleagues at DS**

Entrepreneurship · 39

 Endorsed by **Mark Thomas Lynn and 5 others who are highly skilled at this**

 Endorsed by **4 of Corey's colleagues at DS**

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Accomplishments

1 **Language**
English

1 **Project**
eCommerce

Interests


Inditex
952,039 followers


H&M
1,324,601 followers

LoyaltyOne
55,661 followers


Los Angeles Nightlife
1,020 members

Deepak Chopra MD (official)
Founder, Chopra Foundation
5,731,442 followers

Richard Branson
Founder at Virgin Group
17,009,744 followers

See all